

April 17, 2017

Michael West
Co-Chief Executive Officer
BioTime, Inc.
1010 Atlantic Avenue, Suite 102
Alameda, CA 94501

     Re: BioTime, Inc.
         Registration Statement on Form S-3
         Filed April 6, 2017
         File No. 333-217182

Dear Mr. West:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 Filed April 6, 2017

Incorporation of Certain Information by Reference, page 28

1.   Please incorporate by reference into the S-3 and the prospectus supplement all 8-Ks filed since the end of your latest fiscal year, as required by Item 12(a)(2) of Form S-3. In this regard, we note that the Form 8-K filed on February 21, 2017 has not been incorporated by reference.

General

2.   We note that you incorporate by reference your Form 10-K for the fiscal year ended December 31, 2016; however, the Form 10-K incorporates by reference information from your definitive proxy statement that has not yet been filed. Please note that we will not

be in a position to accelerate the effective date of your registration statement until you have amended the Form 10-K to include Part III information or filed the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms Question 123.01 and Regulation S-K Question 117.05 for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dorrie Yale at 202-551-8776 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Michael A. Hedge